[Chapman and Cutler LLP Letterhead]

William C. Hermann

Partner

111 W. Monroe

Chicago, IL 60603

T 312.845.3895

F 312.516.1895

whermann@chapman.com

April 1, 2014

Cecelia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bank of Montreal
Form 40-F for Fiscal Year ended October 31, 2013
Filed December 3, 2013
File No. 1-13354

Dear Ms. Blye:

I am writing on behalf of Bank of Montreal (the “Bank”). The Bank is in receipt of your letter dated March 28, 2014. As discussed with Mr. Daniel Leslie, the Bank is requesting up to 20 business days to respond to your information request and therefore will respond on or prior to April 24, 2014.

Please confirm the requested extension via email at whermann@chapman.com or by telephone at (312) 845-3895.

Very truly yours,

Chapman and Cutler LLP

/s/ William C. Hermann

WCH/lk

cc:	Daniel Leslie

Thomas E. Flynn

Colleen M. Hennessy

Brad Chapman